4-30-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

SEC MAIL PROCESSING RECEIVED MAY 03 2002 WASH. DC 165 SECTION

For the month of APRIL, 2002 Maracote International Resources Inc

LUND VENTURES LTD. (File #0-29960)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

02033196

Attachments:

➢ News Release dated April 29, 2002.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND VENTURES LTD.
(Registrant)

Date: May 2, 2002

By: ____________________
James G. Stewart

Its: Secretary
(Title)

PROCESSED
MAY 22 2002
P THOMSON FINANCIAL

1075756

LUND VENTURES LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9
Phone: 604-331-8772 Fax: 604-331-8773

April 29, 2002 Trading Symbol: CDNX-LUV

NEWS RELEASE

Lund Ventures Ltd. ("**Lund**") is pleased to report that it has entered into an agreement with Austin Developments Corp. to acquire a 25% working interest in an oil and gas prospect covering 640 acres in southwest Manitoba known as the Elkhorn Prospect.

In order to acquire its 25% working interest, **Lund** must pay Austin $15,000 of which $7,500 was paid on the signing of the farm-in agreement and the balance of which is due on the completion by **Lund** of a private placement to raise net proceeds of not less than $100,000. In order to maintain its 25% working interest, **Lund** shall bear 33.3% of all costs associated with the exploration and development of the Elkhorn Prospect.

On behalf of the Board of Directors of
LUND VENTURES LTD.

Chet Idziszek, President